Delisting Determination,The Nasdaq Stock Market, LLC,
May 18, 2017, First NBC Bank Holding Company. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of First NBC Bank Holding Company.
(the Company), effective at the opening of the trading session on May 30, 2017. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5101. The Company was notified of the Staffs determination on May 1, 2017. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on May 10, 2017.